SEC FILE NUMBER
UNITED STATES	000-23329
SECURITIES AND EXCHANGE COMMISSION	CUSIP
Washington, D.C. 20549	159765205

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I — REGISTRANT INFORMATION

Charles & Colvard, Ltd.
Full Name of Registrant
N/A
Former Name if Applicable
170 Southport Drive
Address of Principal Executive Office (Street and Number)
Morrisville, NC 27560
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Charles & Colvard, Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q1 FY2025 Form 10-Q”). The Company was unable to file its Q1 FY2025 Form 10-Q within the prescribed time period without unreasonable effort or expense because it requires additional time to complete procedures relating to its year-end financial statements and subsequent quarterly financial statements and the potential determination of the pending outcome of the confidential arbitration against the Company initiated by Wolfspeed, Inc. resulting from the breach of contract claiming damages, plus interest, costs and attorney’s fees which the Company disputes, as disclosed in its Quarterly Report on Form 10-Q for the nine months ended March 31, 2024, filed with the Securities and Exchange Commission on May 6, 2024 (the “Q3 FY2024 Form 10-Q”). The hearing for the arbitration was held the week of September 30, 2024.

While the Company intends to file the Q1 FY2025 Form 10-Q as soon as practicable, the Company does not anticipate being able to file its Q1 FY2025 Form 10-Q within the five-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Based on the currently available information, and consistent with the Company’s disclosure in the Q3 FY2024 Form 10-Q, the Company expects to disclose in its FY2024 Form 10-K and its Q1 FY2025 Form 10-Q, certain factors raise substantial doubt about the Company’s ability to continue as a going concern. In response to this and the continued challenging economic environment, in the three months ended June 30, 2024, and continuing in the three months ended September 30, 2024, the Company reduced spend across the board in order to stabilize and right-size its business. The Company implemented a cost reduction strategy that included a decrease in headcount, reevaluation of its supplier base, inventory repurposing and a wind-down of its investment strategy in its studio infrastructure and next generation website, so that certain of the Company’s significant capital expenditures and operating expenses are behind the Company.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clint J. Pete	(919)	468-0399
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒ FY2024 Form 10-K
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consistent with the Company’s anticipated results for the fiscal year ended June 30, 2024, the Company expects net sales for the quarter ended September 30, 2024 to decrease compared to net sales for the quarter ended September 30, 2023.

Consistent with the Company’s anticipated results for the fiscal year ended June 30, 2024, the Company expects to report a net loss for the quarter ended September 30, 2024. A reasonable net loss estimate for the quarter ended September 30, 2024 cannot be made at this time until the completion of the quarter-end financial statement review process for the quarter ended September 30, 2024.

The foregoing estimates are preliminary and unaudited. While the Company does not expect any significant changes to the aforementioned estimates, such estimates remain subject to change pending the completion of the financial statement review.

Forward-Looking Statements

This filing contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “plan,” “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the FY2024 Form 10-K and the Q1 FY2025 Form 10-Q and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control, including specifically but not limited to the results of the Wolfspeed arbitration. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Charles & Colvard, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Clint J. Pete
	Name:	Clint J. Pete
	Title:	Chief Financial Officer